UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Newbury Street II Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G6439S125

(CUSIP Number)

November 04, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)	☐
Rule 13d-1(c)	☒
Rule 13d-1(d)	☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. G6439S125	Schedule 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS THE K2 Principal Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,350,000[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,350,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.83%
12	TYPE OF REPORTING PERSON PN

11,350,000 represents the publicly traded securities owned by K2. Additionally K2 owns 36,772 Private Placement Class A units (the "Placement Units") and 294,175 Class B ordinary shares.

Each Placement Unit, purchased at $10 per unit, consists of one Class A ordinary share ("Placement Share") and one half warrant ("Placement Warrant"). Each whole Placement Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. These units are non-redeemable. For a full description of the terms refer to the Issuers registration statement on Form S-1 (File No.333 281456).

The Class B Ordinary shares, purchased at $0.0004 per share, automatically convert into the Issuers Class A ordinary shares, $0.0001 par value, at the time of the Issuers initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti dilution rights, as more fully described under the heading "Description of Securities Founder Shares" in the Issuers registration statement on Form S1 (File No. 333 281456)

CUSIP No. G6439S125	Schedule 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS K2 Genpar 2017 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,350,000[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,350,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.83%
12	TYPE OF REPORTING PERSON CO

11,350,000 represents the publicly traded securities owned by K2. Additionally K2 owns 36,772 Private Placement Class A units (the "Placement Units") and 294,175 Class B ordinary shares.

Each Placement Unit, purchased at $10 per unit, consists of one Class A ordinary share ("Placement Share") and one half warrant ("Placement Warrant"). Each whole Placement Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. These units are non-redeemable. For a full description of the terms refer to the Issuers registration statement on Form S-1 (File No.333 281456).

The Class B Ordinary shares, purchased at $0.0004 per share, automatically convert into the Issuers Class A ordinary shares, $0.0001 par value, at the time of the Issuers initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti dilution rights, as more fully described under the heading "Description of Securities Founder Shares" in the Issuers registration statement on Form S1 (File No. 333 281456)

CUSIP No. G6439S125	Schedule 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,350,000[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,350,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.83%
12	TYPE OF REPORTING PERSON CO

11,350,000 represents the publicly traded securities owned by K2. Additionally K2 owns 36,772 Private Placement Class A units (the "Placement Units") and 294,175 Class B ordinary shares.

Each Placement Unit, purchased at $10 per unit, consists of one Class A ordinary share ("Placement Share") and one half warrant ("Placement Warrant"). Each whole Placement Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. These units are non-redeemable. For a full description of the terms refer to the Issuers registration statement on Form S-1 (File No.333 281456).

The Class B Ordinary shares, purchased at $0.0004 per share, automatically convert into the Issuers Class A ordinary shares, $0.0001 par value, at the time of the Issuers initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti dilution rights, as more fully described under the heading "Description of Securities Founder Shares" in the Issuers registration statement on Form S1 (File No. 333 281456)

CUSIP No. G6439S125	Schedule 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,350,000[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,350,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.83%
12	TYPE OF REPORTING PERSON CO

11,350,000 represents the publicly traded securities owned by K2. Additionally K2 owns 36,772 Private Placement Class A units (the "Placement Units") and 294,175 Class B ordinary shares.

Each Placement Unit, purchased at $10 per unit, consists of one Class A ordinary share ("Placement Share") and one half warrant ("Placement Warrant"). Each whole Placement Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. These units are non-redeemable. For a full description of the terms refer to the Issuers registration statement on Form S-1 (File No.333 281456).

The Class B Ordinary shares, purchased at $0.0004 per share, automatically convert into the Issuers Class A ordinary shares, $0.0001 par value, at the time of the Issuers initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti dilution rights, as more fully described under the heading "Description of Securities Founder Shares" in the Issuers registration statement on Form S1 (File No. 333 281456)

CUSIP No. G6439S125	Schedule 13G	Page 6 of 12 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Newbury Street II Acquisition Corp

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 121 High Street, Floor 3 Boston, Massachusetts 02110

Item 2(a).	Name of Person Filing:

The persons filing this statement are Shawn Kimel Investments, Inc., an Ontario corporation (“SKI“), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund“), K2 Genpar 2017 Inc., an Ontario corporation and the General Partner to the Fund (“Genpar 2017“), and K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates“). Together SKI, the Fund, Genpar2017, and K2 & Associates are the “Reporting Persons“).

Mr.Kimel is President of SKI

Mr.Sikorski is Secretary of Genpar 2017, and President of K2 & Associates. K2 & Associates is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the Fund

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2

Item 2(c).	Citizenship:

Mr.Kimel is a citizen of Canada.

Mr.Sikorski is a citizen of Canada.

The Fund is an Ontario limited partnership.

Each of SKI and GenPar 2017 Inc and K2 & Associates is an Ontario corporation.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001

Item 2(e).	CUSIP Number:

G6439S125

CUSIP No. G6439S125	Schedule 13G	Page 7 of 12 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

CUSIP No. G6439S125	Schedule 13G	Page 8 of 12 Pages

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The K2 Principal Fund, L.P.

(a)	Amount beneficially owned:	1,350,000[1]
(b)	Percent of class:	7.83%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	1,350,000[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	1,350,000[1]

K2 Genpar 2017 Inc.

(a)	Amount beneficially owned:	1,350,000[1]
(b)	Percent of class:	7.83%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	1,350,000[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	1,350,000[1]

SHAWN KIMEL INVESTMENTS, INC.

(a)	Amount beneficially owned:	1,350,000[1]
(b)	Percent of class:	7.83%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	1,350,000[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	1,350,000[1]

CUSIP No. G6439S125	Schedule 13G	Page 9 of 12 Pages

K2 & Associates Investment Management Inc..

(a)	Amount beneficially owned:	1,350,000[1]
(b)	Percent of class:	7.83%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	1,350,000[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	1,350,000[1]

1,350,0001 Class A Ordinary Shares, par value $0.0001 held of record (and may be deemed to be beneficially owned) by The K2 Principal Fund, L.P. See Item 2(a) above for a description of the corporate structure of the Reporting Persons. Each of the Reporting Persons may be deemed to be beneficial owners of the 1,350,0001 shares of the Issuer's Class A Ordinary Shares, par value $0.0001 that are held by The K2 Principal Fund, L.P. Mr.Kimel is President of SKI. Mr. Todd Sikorski is Secretary of GenPar 2017 and President of K2 & ASSOCIATES, and exercises ultimate voting and investment powers over the 1,350,0001 shares of the Issuer's Units that are held of record by The K2 Principal Fund, L.P

11,350,000 represents the publicly traded securities owned by K2. Additionally K2 owns 36,772 Private Placement Class A units (the "Placement Units") and 294,175 Class B ordinary shares.

Each Placement Unit, purchased at $10 per unit, consists of one Class A ordinary share ("Placement Share") and one half warrant ("Placement Warrant"). Each whole Placement Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. These units are non-redeemable. For a full description of the terms refer to the Issuers registration statement on Form S-1 (File No.333 281456).

The Class B Ordinary shares, purchased at $0.0004 per share, automatically convert into the Issuers Class A ordinary shares, $0.0001 par value, at the time of the Issuers initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti dilution rights, as more fully described under the heading "Description of Securities Founder Shares" in the Issuers registration statement on Form S1 (File No. 333 281456)

The percentages used in this Schedule 13G are calculated based upon 17,250,000 ordinary shares issued and outstanding as of November 04, 2024, as reported in the companies 8-K filed with the SEC on November 08, 2024.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. G6439S125	Schedule 13G	Page 10 of 12 Pages

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.        Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6439S125	Schedule 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Todd Sikorski
Todd Sikorski
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Todd Sikorski
Todd Sikorski
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

/s/ Todd Sikorski
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Todd Sikorski
Todd Sikorski
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. G6439S125	Schedule 13G	Page 12 of 12 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 12, 2024

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Todd Sikorski
Todd Sikorski
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Todd Sikorski
Todd Sikorski
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/Shawn Kimel
Shawn Kimel
President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Todd Sikorski
Todd Sikorski
President